Exhibit 99

Selected Financial Data

The following table sets forth our selected financial data for the periods presented below as adjusted for the following:

•	The correction of the Fuji Xerox Misstatement in Prior Period Financial Statements as disclosed in Note 2 to the financial statements for the six month period ended June 30, 2017 included in our Form 10-Q for the quarterly period ended June 30, 2017.

•	The impact of our one-for-four reverse stock split effective June 14, 2017 as disclosed in Note 1 to the financial statements for the six month period ended June 30, 2017 included in our Form 10-Q for the quarterly period ended June 30, 2017.

	For the Three Months Ended March, 31		For the Year Ended December. 31,
	2017 (6)	2016 (1)(6)	2016 (6)	2015 (1)(6)	2014 (1)(6)	2013 (1)(7)	2012 (1)(7)
Per-Share Data (5)
Income from continuing operations
Basic	$0.17	$0.24	$2.36	$3.00	$3.42	$2.99	$2.69
Diluted	0.16	0.23	2.33	2.97	3.37	2.94	2.63
Net Income (Loss) Attributable to Xerox
Basic	0.14	0.10	(1.95)	1.59	3.37	3.63	3.59
Diluted	0.14	0.10	(1.93)	1.58	3.32	3.57	3.52
Common stock dividends declared	0.25	0.31	1.24	1.12	1.00	0.92	0.68
Operations
Revenues	$2,454	$2,615	$10,771	$11,465	$12,679	$13,194	$13,722
Sales	936	1,003	4,319	4,674	5,214	5,496	5,757
Outsourcing, maintenance and rentals	1,442	1,529	6,127	6,445	7,078	7,215	7,368
Financing	76	83	325	346	387	483	597
Income from continuing operations	48	68	633	840	1,034	959	926
Income from continuing operations - Xerox	46	66	622	822	1,011	939	898
Net income (loss)	42	33	(460)	466	1,018	1,155	1,220
Net income (loss) - Xerox	40	31	(471)	448	995	1,135	1,192
Financial Position (2)(3)
Working capital	$2,091	$662	$2,338	$1,431	$2,798	$2,825	$2,363
Total Assets	15,843	24,752	18,051	25,442	27,576	28,966	29,964
Consolidated Capitalization (2)(3)
Short-term debt and current portion of long-term debt	$13	$2,029	$1,011	$985	$1,427	$1,117	$1,042
Long-term debt	4,988	5,359	5,305	6,382	6,314	6,904	7,447

Total Debt (4)	5,001	7,388	6,316	7,367	7,741	8,021	8,489
Convertible preferred stock	214	349	214	349	349	349	349
Xerox shareholders’ equity	4,853	9,021	4,709	8,975	10,596	12,230	11,470
Noncontrolling interests	40	37	38	43	75	119	143

Total Consolidated Capitalization	$10,108	$16,795	$11,277	$16,734	$18,761	$20,719	$20,451

Selected Data and Ratios
Common shareholders of record at year-end			31,803	33,843	35,307	37,552	39,397
Book value per common share (5)	$19.10	$35.62	$18.57	$35.45	$37.95	$41.17	$37.49
Year-end common stock market price (5)			$34.92	$42.52	$55.44	$48.68	$27.28

FOOTNOTES:

(1)	Income Statement items have been revised to reflect our discontinued operations. Refer to Note 4 - Divestitures in our Consolidated Financial Statements for the Year Ended December 31, 2016, which is incorporated here by reference, for additional information.
(2)	Balance sheet amounts at December 31, 2016 exclude Conduent Incorporated (“Conduent”) balances as a result of the Separation and Distribution. Refer to Note 4 - Divestitures in our Consolidated Financial Statements for the Year Ended December 31, 2016, which is incorporated here by reference, for additional information.
(3)	Balance sheet amounts prior to December 31, 2016 include amounts for Conduent. Refer to Note 4 - Divestitures in our Consolidated Financial Statements for the Year Ended December 31, 2016, which is incorporated here by reference, for additional information.
(4)	Includes capital lease obligations.
(5)	Per-share computations reflect the impact of our one-for-four reverse stock split effective June 14, 2017.
(6)	Reflects the revisions related to the Fuji Xerox misstatement disclosed in Note 2 included in our June 30, 2017 Form 10-Q filed on August 7, 2017, which is incorporated here by reference.
(7)	2013 and 2012 reflect the revision to the reported amount of Equity in net income of unconsolidated affiliates and net income of $(24) million and $(3) million, respectively, and to Xerox shareholders’ equity of $(70) million and $(51) million, respectively.